UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period              to

Commission file number: 0-18460

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMUNITY CAPITAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

Community Capital Corporation

1402-C Highway 72 West

Greenwood, South Carolina 2964

COMMUNITY CAPITAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Community Capital Corporation

Employee Stock Ownership Plan

Greenwood, South Carolina

We have audited the accompanying statements of net assets available for benefits of Community Capital Corporation Employee Stock Ownership Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Community Capital Corporation Employee Stock Ownership Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Elliott Davis, LLC

Greenville, South Carolina

June 8, 2006

COMMUNITY CAPITAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
Assets:
Receivables
Employer contributions	$9,246	$9,229
Employee contributions	16,379	16,508

Total receivables	25,625	25,737

Investments, at fair value
Community Capital Corporation common stock	3,764,868	3,890,362
Mutual funds	3,131,363	2,687,063
Participant loans	54,233	33,616

Total investments	6,950,464	6,611,041

Net assets available for benefits	$6,976,089	$6,636,778

The accompanying notes are an integral part of the financial statements.

COMMUNITY CAPITAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31,

	2005	2004
Additions to net assets attributed to:
Employer contributions	$304,520	$259,876
Employee contributions	566,732	484,065
Other	124,577	12,932

Total contributions	995,829	756,873

Transfers from another plan	—	759,736
Net earnings and appreciation (depreciation) in fair value of investments	(45,297)	1,015,934

Total additions	950,532	2,532,543

Deductions from net assets attributed to:
Distributions paid to participants	581,207	160,974
Administrative expenses	30,014	23,175

Total deductions	611,221	184,149

Net increase	339,311	2,348,394

Net assets available for benefits:
Beginning of year	6,636,778	4,288,384

End of year	$6,976,089	$6,636,778

The accompanying notes are an integral part of the financial statements.

COMMUNITY CAPITAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

NOTE 1 - DESCRIPTION OF THE PLAN

Community Capital Corporation (the Company) established the Community Capital Corporation Employee Stock Ownership Plan (the “Plan”) effective as of January 1, 1991 and serves as administrator to the Plan. The Plan operates as a non-leveraged employee stock ownership plan (ESOP) that allows for salary-deferral contributions by the Company’s employees in accordance with the provisions of Section 401(k) of the Internal Revenue Code. The Plan is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of The Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all employees of the Company. Employees can enter the Plan at the beginning of the month following start of employment.

Participant’s Salary Reduction Election - Each participant may elect to defer up to 20% of his or her compensation as defined by the Plan, subject to certain Internal Revenue Code (IRC) limitations.

Employer Contributions - For each plan year, the Company may make contributions to accounts of eligible participants, including the following:

•	A matching contribution equal to 75% of the salary reduction election of each participant limited to 6% of the participant’s compensation.

•	A discretionary contribution on behalf of each non-highly compensated participant equal to a uniform percentage of each participant’s compensation. The exact percentage, if any, will be determined by the Company.

•	As necessary, the amount required to provide the top heavy minimum contribution.

Participant Accounts - Each Participant’s account is credited with the participant’s salary reduction election, allocations of the Company’s matching contribution and discretionary contribution (if any), plan earnings, and forfeitures of terminated participants’ nonvested accounts, if applicable. A participant must be employed by the Company on the last day of the Plan year and complete 1,000 hours to be eligible to receive an allocation of discretionary contributions.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of service. Vesting commences after one year of credited service and a participant is 100 percent vested after five years of credited service. Upon retirement, death, or total disability, a participant is 100 percent vested.

Investment Options - The Plan currently offers eleven mutual funds and the Company’s common stock as investment options for participants. Participants direct the investment of their contributions into various investment options offered by the Plan. The matching Company contribution is invested directly in Community Capital common stock and must remain invested in Community Capital common stock until the participant has completed ten years of service and attained age fifty-five, at which time a portion, as described in the Plan document, of the account attributable to Community Capital common stock can be transferred to other investments options.

COMMUNITY CAPITAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

NOTE 1 - DESCRIPTION OF THE PLAN -continued

Participant Loans - The Trustee may, in the Trustee’s discretion, make loans to participants and beneficiaries under the following circumstances: (1) loans shall be made available to all participants and beneficiaries on a reasonably equivalent basis; (2) loans shall not be made available to highly compensated employees in an amount greater than the amount made available to other participants and beneficiaries; (3) loans shall bear a reasonable rate of interest; (4) loans shall be adequately secured; (5) loans shall provide for periodic repayment over a reasonable period of time; and (6) loans shall only be available in the event of hardship or financial necessity.

Payment of Benefits - On termination of service due to death, disability or retirement, a participant may elect to receive either one lump-sum payment, or payments over a period of monthly, quarterly, semiannual, or annual installments. Distributions are made in cash, or, if a participant elects in the form of Company common shares plus cash for any fractional share.

Under the provisions of the Plan, the Plan and the Company each have the right of first refusal for fourteen days following notice of a participant’s desire to sell any share which have been distributed under the terms of the Plan.

Voting Rights - With respect to any corporate matter which involves the voting of Company stock relating to the approval or disapproval of any corporate merger, consolidation, or similar matters, each participant is entitled to exercise voting rights attributable to shares of the Company’s stock allocated to his or her account.

Plan loans - The Plan may incur acquisition loans to finance the acquisition of the Company’s stock or to repay a prior loan. As of December 31, 2005 and 2004, there were no loans outstanding.

Forfeited Accounts - As of December 31, 2005 and 2004, forfeited non-vested accounts totaled $46,034 and $4,282, respectively. Forfeitures attributable to matching contributions not used by the Plan for payment of Plan expenses will be allocated to participants eligible to share in the Company’s matching contribution in the same proportion that their compensation bears to the total compensation of all such participants. Forfeitures attributable to the Company’s discretionary contribution will be added to any discretionary contribution for the plan year in which such forfeitures occur and allocated among the participant’s accounts in the same manner as any discretionary contribution.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Basis of Presentation - The Plan’s financial statements are prepared using the accrual method of accounting.

Valuation of Investments and Income Recognition - The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Shares of the Company are valued at fair value, which was the closing quoted price of the Company’s stock as noted by the American Stock Exchange as of the close of business December 31, 2005. Participant loans receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

COMMUNITY CAPITAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES - continued

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Concentration of Credit Risk - Financial instruments, which potentially subject the Plan to concentrations of credit risk, consist principally of investments in managed funds and in stock of the Company. The Plan’s trustee offers a variety of funds so participants may diversify investments between separate funds in order to limit the amount of credit exposure to any one fund. The underlying assets owned by that fund collateralize each managed fund.

At December 31, 2005 and 2004, the Plan held Community Capital Corporation common stock valued at $3,764,868 and $3,890,362, respectively. Actual common shares held of the Company’s stock were 170,356 and 161,426, respectively. Community Capital Corporation common stock comprised 54 percent and 59 percent of Plan assets at December 31, 2005 and 2004, respectively.

Payment of Benefits - Benefits are recorded when paid.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 4 - ADMINISTRATION OF PLAN ASSETS

Mutual funds and investments in the Company’s common shares are held and managed by the custodian of the Plan, Community Bank, N.A.

Certain administrative functions are performed by officers of the Company. No such officer receives compensation from the Plan. The Company pays the administrative costs of the Plan with the exception of certain investment and custodial fees, which are paid by the Plan.

COMMUNITY CAPITAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

NOTE 5 - INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets at December 31, 2005 and 2004 are as follows:

	2005	2004
Investments at fair value as determined by quoted market prices
Community Capital Corporation common shares	$3,764,868	$3,890,362
Federated Max-Cap	812,298	863,466
Dodge & Cox Stock	612,424	511,913
Fidelity Low Priced Stock	361,926	—

During 2005 and 2004, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	2005	2004
Realized and unrealized gains and losses including dividends and interest, net
Mutual funds	$159,559	$747,627
Community Capital Corporation common stock	(204,856)	268,307

	$(45,297)	$1,015,934

NOTE 6 - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 9, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. The Plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status. Management believes the Plan continues to maintain its qualified status.

NOTE 7 - RELATED PARTY TRANSACTIONS

Certain plan assets are invested with the Company as described in Note 2. This investment is considered a party-in-interest transaction.

NOTE 8 - TRANSFER FROM ANOTHER PLAN

In 2004, the Company acquired Abbeville Capital Corporation and its subsidiary, the Bank of Abbeville. As a result, on May 3, 2004, $759,736 in assets were transferred to the Plan from a qualified plan sponsored by the Bank of Abbeville.

COMMUNITY CAPITAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

NOTE 9 - PLAN AMENDMENT

The Plan was amended on March 4, 2004 to provide for the immediate and full vesting of Plan participants who previously were employed by The Bank of Abbeville and Abbeville Capital Corporation, which merged with and into the Employer.

COMMUNITY CAPITAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

PLAN 001

EIN 57-0866395

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2005

(a)	(b)	(c)	(d)	(e)
Identity of party involved	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Community Capital Corporation	170,356.0161 shares	**	$3,764,868
	Dodge & Cox Stock	4,463.0845 shares	**	612,424
	Federated Gov’t Sec 1-3 Yr	6,198.0666 shares	**	64,584
	Federated High Yield Trust	9,401.8988 shares	**	55,565
	Artisan International Value	6,450.1016 shares	**	142,289
	Federated Kaufmann A	33,866.4249 shares	**	189,652
	Federated Max-Cap	32,873.2426 shares	**	812,298
	Federated Prime Obligation SS	206,591.1300 shares	**	206,591
	Federated Short-Term Income	8,843.0403 shares	**	73,928
	Federated Total Return Bond IS	24,802.1156 shares	**	261,662
	Federated Mid-Cap	2,984.3317 shares	**	66,133
	Federated Mini-Cap	2,288.0190 shares	**	35,739
	Fidelity Low Priced Stock	8,862.0450 shares	**	361,926
	Rising Dividend Growth	22,721.3407 shares	**	248,572
*	Participant Loans	5.00-7.25 percent	**	54,233

				$6,950,464

*	Indicates a party-in-interest to the Plan.
**	Cost information omitted due to participant-directed plan.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee stock ownership plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Community Capital Corporation Employee Stock Ownership Plan

Date June 28, 2006	By:	/s/ R. Wesley Brewer
R. Wesley Brewer
Chief Financial Officer of CapitalBank
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Elliott Davis, LLC